November 14, 2019

Huazhi Hu
Chairman of the Board of Directors and Chief Executive Officer
EHang Holdings Ltd
Building C, Yixiang Technology Park
No.72 Nanxiang Second Road, Huangpu District
Guangzhou, 510700
Peoples Republic of China 020-29028899

       Re: EHang Holdings Ltd
           Registration Statement on Form F-1
           Filed October 31, 2019
           Amendment No. 1 to Registration Statement on Form F-1
           Filed November 12, 2019
           File No. 333-234411

Dear Mr. Hu:

       We have reviewed your registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 23, 2019 letter.

Registration Statement on Form F-1 filed October 31, 2019

Risk Factors
Risk Relating to the ADSs and this Offering, page 53

1. We note your dual-class structure provides different voting rights. Please expand your risk factor disclosure to discuss the impact the dual class structure will have on the ability of Class B holders to control matters requiring a shareholder approval, including election of directors and amendments to organizational documents, as well as approval of major
 Huazhi Hu
FirstName LastNameHuazhi Hu
EHang Holdings Ltd
Comapany 14, 2019
November NameEHang Holdings Ltd
Page 2
November 14, 2019 Page 2
FirstName LastName
         corporate transactions. Additionally, please add risk factor disclosure to discuss as applicable your controlled company status, exemptions you may use for governance rules, whether your dual class structure could inhibit inclusion in certain stock market indices, and potential adverse effects on your market price and liquidity.
2. Please discuss whether the company may issue additional Class B ordinary shares and how this may be dilutive to your Class A ordinary shareholders. Furthermore, please discuss the percentage of outstanding shares that the Class B shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval.
3. We note the statement on page 180 that your deposit agreement provides that ADS investors waive the right to a jury trial, including claims under the U.S. federal securities laws. Please provide risk factor disclosure discussing the impact this provision has on shareholders, including but not limited to the enforceability of the provisions, increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that these provisions can discourage claims or limit shareholders ability to bring a claim in a judicial forum that they find favorable.
Principal Shareholders, page 159

4. Please provide the information regarding the beneficial ownership following the offering.
Description of Share Capital, page 162

5. Please explain how, with your dual-class structure with different voting rights, you will determine whether more than 50 percent of your outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition.
         Refer to Securities Act Rule 405, Exchange Act Rule 3b-4 and Securities Act Rules
         Compliance and Disclosure Interpretation 203.17.
Amendment No. 1 to Registration Statement on Form F-1 Filed November 12, 2019

Prospectus Summary
Recent Developments, page 5

6. On page 5 you present financial data for revenues through net loss for the nine months ended September 30, 2019 and 2018. As it appears full financial information for this interim period is available, please update your filing throughout to include financial information for this interim period. In particular but not exclusively, the unaudited interim period financial statements, "Orders, Delivery and Financial Results" on pages 2 and 108, "Summary Consolidated Financial and Operating Data" on page
13,
         "Capitalization" on page 66, "Selected Consolidated Financial and Operating Data" on
         page 76, and "Management's Discussion and Analysis" starting on page 80, including
         "Revenue recognition" on page 96 and "Share-based compensation" on page 98 within
         "Critical Accounting Policies."
 Huazhi Hu
EHang Holdings Ltd
November 14, 2019
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Melissa Gilmore at 202-551-3777 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at 202-551-7576 or Jim Lopez at 202-551-3536 with any other questions.



                                                           Sincerely,
FirstName LastNameHuazhi Hu
                                                           Division of
Corporation Finance
Comapany NameEHang Holdings Ltd
                                                           Office of Real
Estate & Construction
November 14, 2019 Page 3
cc:       Will Cai
FirstName LastName